SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated March 31, 2006 announcing that Groupe Danone has entered into an agreement for the sale of Griffins Foods Limited to Pacific Equity Partners Pty Ltd.

Paris, March 31st, 2006

Groupe DANONE sells its Griffins biscuit and snack business in New Zealand

Danone Asia Pte Ltd, a subsidiary of Groupe DANONE S.A., has entered into an agreement for the sale of Griffins Foods Limited (“Griffins”) to Pacific Equity Partners Pty Ltd for a total consideration of around NZ$ 385 million (EUR 194 million).

With total sales of NZ$ 176 million (EUR 89 million) in 2005, Griffins is New Zealand’s leading biscuit company.

The completion of the transaction is subject to the fulfillment of certain conditions including regulatory approvals.

The sale of Griffins is consistent with Groupe DANONE’s strategic allocation of capital to targeted higher growth biscuit markets in the Asia Pacific region such as China, India and Indonesia.

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide. In Asia, Groupe DANONE posted sales of more than EUR 2.2 billion with strong positions in the water market (n° 1 in packaged water in China and Indonesia) and the biscuit market (leader in Malaysia, India and China, n°2 in Indonesia).

For further information: Corporate Communication : 33 1 44 35 20 75 - Investors Communication : 33 1 44 35 20 76 Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 - Fax 33 1 45 35 24 80	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 31, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer